EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	YEARS ENDED DECEMBER 31,
	1999	2000	2001	2002	2003
Computation of Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of changes in accounting principles	$(91,316)	$(203,819)	$(350,995)	$(262,743)	$(386,418)
Add:
Fixed charges (as computed below)	126,675	271,994	329,482	350,593	344,213

	$35,359	$68,175	$(21,513)	$87,850	$(42,205)

Computation of Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividends:
Interest expense	$60,971	$160,291	$205,691	$208,003	$216,207
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	49,937	81,003	91,753	94,567	73,440
Interest component of operating lease expense	15,767	30,700	32,038	48,023	54,566

Fixed charges	126,675	271,994	329,482	350,593	344,213
Preferred stock dividends	28,881	59,469	79,028	(19,638)	53,945

Combined fixed charges and preferred stock dividends	$155,556	$331,463	$408,510	$330,955	$398,158

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency of Earnings to Cover Fixed Charges	$91,316	$203,819	$350,995	$262,743	$386,418

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	—	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$120,197	$263,288	$430,023	$243,105	$440,363